Exhibit 99.1

G Medical Innovations Holdings Ltd.

Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2021

G Medical Innovations Holdings Ltd.

Unaudited Interim Condensed Consolidated Statements of Financial Position
(In thousands of USD)

		June 30,	**December 31,
	Note	2021	2020
Assets
Cash and cash equivalents		13,380	278
Restricted deposit		629	630
Inventories		46	90
Trade receivables, net		672	717
Other accounts receivable		718	1,420
Total current assets		15,445	3,135

Other accounts receivable		233	-
Property, plant and equipment, net		1,542	2,315
Total non-current assets		1,775	2,315
Total assets		17,220	5,450

Liabilities and Shareholder’s
Short term loan and current portion of long-term loans		426	1,635
Trade payables		3,302	3,105 *
Loan from controlling shareholder		642	272
Convertible debenture	3,6	1,331	194
Derivative liabilities – warrants	3,6	343	359
Short term portion of lease liability		127	255
Financial liability		-	-
Other accounts payable		3,993	2,081 *
Total current liabilities		10,164	7,901

Long term lease liability		13	50
Long term loans		393	448
Total non-current liabilities		406	498

Shareholder’s Equity (Deficit)
Ordinary shares		1,212	819
Other reserve		1,500	1,500
Translation reserve		2	2
Additional paid in capital		81,234	67,257
Accumulated deficit		(80,570)	(75,876)
G Medical Innovations Holdings Ltd. shareholders’ equity (deficit)		3,378	(6,298)
Non-controlling interest		3,272	3,349
Total shareholders’ equity (deficit)		6,650	(2,949)
Total Liabilities and Shareholders’ Equity (Deficit)		17,220	5,450

(*)	Reclassification
(**)	The December 31, 2020 balances were derived from the Company’s audited annual financial statements.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

G Medical Innovations Holdings Ltd.

Unaudited Interim Condensed Consolidated Statements of Loss and Other Comprehensive Loss
(In thousands of USD, except per share amounts)

	For the six-month period ended June 30,
	2021		2020
Revenue:
Services		2,875		1,981
Products		50		29
Total revenue		2,925		2,010
Cost of revenue:
Cost of services		1,726		2,214
Cost of sales of products		58		320
Total cost of revenue		1,784		2,534
Gross profit (loss)		1,141		(524)

Operating expenses:
Research and development expenses		619		699
Selling, general and administrative expenses		4,532		3,375
Expected credit loss		263		36
Operating loss		(4,273)		(4,634)

Finance income		447		205
Finance expenses		950		561
Financial expenses, net		503		356
Loss before tax		(4,776)		(4,990)
Income tax benefit		5		9
Loss for the period		(4,771)		(4,981)

Other comprehensive income, net of tax:
Items that will or may be reclassified to profit or loss:
Exchange gains arising on translation of foreign operations		-		-
Other comprehensive income		-		-
Total comprehensive loss for the period		(4,771)		(4,981)

Loss for the period attributed to:
Non-controlling interests		(77)		(81)
The Company’s shareholders		(4,694)		(4,900)
		(4,771)		(4,981)
Total comprehensive loss for the period attributed to:
Non-controlling interests		(77)		(81)
The Company’s shareholders		(4,694)		(4,900)
		(4,771)		(4,981)
Basic and diluted loss per share attributable to the Company’s shareholders in USD	*US$	(0.51)	*US$	(0.84)

*	After giving effect to the reverse stock split (see also Note 4).

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

G Medical Innovations Holdings Ltd.

Unaudited Interim Condensed Consolidated Statements of Changes in Equity (Deficit)

(In thousands of USD)

For the six-month period ended June 30, 2021:

	Share capital	Other reserve	Translation reserve	Additional paid in capital	Accumulated deficit	Total	Non-controlling Interest	Total Shareholders’ deficit

Balance at January 1, 2021	819	1,500	2	67,257	(75,876)	(6,298)	3,349	(2,949)

Changes during the period:
Issuance of ordinary shares, net	270	-	-	13,144	-	13,414	-	13,414
Issuance of shares within share based compensation	95	-	-	(98)	-	(3)	-	(3)
Conversion of financial liability to shares	28	-	-	931	-	959	-	959
Comprehensive loss for the period:
Loss for the period	-	-	-	-	(4,694)	(4,694)	(77)	(4,771)
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive loss for the period	-	-	-	-	(4,694)	(4,694)	(77)	(4,771)
Balance at June 30, 2021	1,212	1,500	2	81,234	(80,570)	3,378	3,272	6,650

For the six-month period ended June 30, 2020:

	Share capital	Other reserve	Translation reserve	Additional paid in capital	Accumulated deficit	Total	Non-controlling Interest	Total Shareholders’ deficit

Balance at January 1, 2020	410	1,500	2	48,051	(63,340)	(13,377)	3,501	(9,876)

Changes during the period:
Issuance of ordinary shares, net	131	-	-	5,173	-	5,304	-	5,304
Issuance of shares within share based compensation	11	-	-	467	-	478	-	478
Conversion of financial liability to shares	20	-	-	702	-	722	-	722
Conversion of loans from controlling shareholder into shares	93	-	-	4,907	-	5,000	-	5,000
Comprehensive loss for the period:
Loss for the period	-	-	-	-	(4,900)	(4,900)	(81)	(4,981)
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive loss for the period	-	-	-	-	(4,900)	(4,900)	(81)	(4,981)
Balance at June 30, 2020	665	1,500	2	59,300	(68,240)	(6,773)	3,420	(3,353)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

G Medical Innovations Holdings Ltd.

Unaudited Interim Condensed Consolidated Statements of Cash Flow
(In thousands of USD)

	For the six-month period ended June 30,
	2021	2020
Cash flow from operating activities:
Net loss for the period	(4,771)	(4,981)

Adjustments:
Depreciation and amortization	691	1,031
Share based compensation	(3)	478
Change in fair value of derivative liabilities – warrants	(423)	(439)
Capital loss from sale of fixed assets	16
Accrued interest of long-term loans	81	52
Changes in deferred tax	-	(9)
Change in fair value of convertible debenture	794	-
	1,156	1,113
Changes in assets and liabilities:
Decrease (Increase) in trade receivable	45	(28)
Decrease in other accounts receivable	493	39
Decrease in inventories	44	254
Increase (decrease) in trade payables	196	(955)*
Increase (decrease) in other accounts payable	1,650	1,799 *
Accrued interest on loan from controlling shareholder	23	260
Change in restricted deposit	1	6
	2,452	1,375
Net cash used in operating activities	(1,163)	(2,493)

Cash flow from investing activities
Purchase of property, plant and equipment	-	(207)
Proceeds from sale of fixed assets	66	-
Deposit in restricted deposit	-	82
Net cash used in / provided by investing activities	66	(125)

Cash flow from financing activities
Issuance of ordinary shares, net	13,414	5,789
Loan received from controlling shareholder	347	121
Receipts of long-term loans	-	873
Principal paid on lease liabilities	(189)	(259)
Repayment of long -term loans	(123)	(194)
Short-term bank credit	-	(93)
Repayment of financial liability	-	(3,001)
Receipt (repayment (convertible debenture	343	(75)
Receipt of derivative liabilities – warrants	407	-
Net cash provided by financing activities	14,199	3,161

Increase (decrease) in cash and cash equivalents	13,102	543
Cash and cash equivalents at beginning of the period	278	-
Effects of exchange rate changes on cash and cash equivalents	-	*
Cash and cash equivalents at the end of the period	13,380	543

(*)	Reclassification

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

G Medical Innovations Holdings Ltd.

Unaudited Interim Condensed Consolidated Statements of Cash Flow
(In thousands of USD)

APPENDIX A – NON-CASH ACTIVITIES:

	Six month period ended
	June 30, 2021	June 30, 2020

Conversion of convertible debenture into shares	-	722
Conversion of convertible debenture into financial liability	-	682
Conversion of loans into shares	959	-
Conversion of loan from controlling shareholder into shares	-	5,000
Non-cash issuance expenses in warrants	-	485

G Medical Innovations Holdings Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of USD, except per share amounts)

NOTE 1 - DESCRIPTION OF BUSINESS:

Overview

G Medical Innovations Holdings Ltd. (“G Medical” and together with its subsidiaries, the “Company”) was incorporated in October 2014 under the Cayman Island law. G Medical’s registered address is P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands.

In May 2017, the Company was admitted to the official list on the Australian Stock Exchange (“ASX”) under the symbol GMV. In October 2020, the Company voluntarily delisted itself from the Official List on the Australian Stock Exchange (“ASX”).

In June 2021, the Company succeeded to close its initial public offering of 3,000,000 units, each unit consisting of one ordinary share and one warrant to purchase one ordinary share of the Company for gross proceeds of approximately $15,000 before deducting underwriting discounts and commissions and other offering-related expenses in the amount of $2,150. Only the costs attributable to the issuance of new shares that were deducted from equity. Listing costs were expensed. The ordinary shares and warrants of the Company began trading on the Nasdaq Capital Market on June 25, 2021, under the symbols “GMVD” and “GMVDW,” respectively.

The Company is ushering in a new era of healthcare and wellness by utilizing its patent-pending wireless technologies, and proprietary information technology and service platforms operating by two segments (see note 7), to empower a new generation of consumers, patients and providers to improve quality of life. The Company develops the next generation of mobile technologies that will empower consumers and providers to better monitor, manage, and improve clinical and personal health outcomes. The Company offers a suite of both consumer and clinical grade products and platforms which are positioned to reduce inefficiencies in healthcare delivery, improve access, reduce costs, increase quality of care, and make healthcare more personalized and precise.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (the “IAS”) 34 Interim Financial Reporting. They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the 2020 annual consolidated financial statements. The Company has applied the same accounting policies and methods of computation in its interim consolidated financial statements as in its 2020 annual consolidated financial statements.

Impact of accounting standards to be applied in future periods

There are a number of standards and interpretations which have been issued by the International Accounting Standards Board that are effective for periods beginning subsequent to December 31, 2021 (the date on which the Company’s next annual financial statements will be prepared up to) that the Company has decided not to adopt early. The Company does not believe these standards and interpretations will have a material impact on the financial statements once adopted.

G Medical Innovations Holdings Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of USD, except per share amounts)

NOTE 3 – SIGNIFICANT EVENTS AND TRANSACTIONS IN THE PERIOD:

A. CLA Transaction (Alpha Capital):

On December 21, 2020, the Company entered into a transaction (the “Initial Alpha CLA Transaction”), whereby the Company entered into a securities purchase agreement with Alpha Capital Anstalt (“Alpha”), pursuant to which the Company obtained a convertible loan in the aggregate amount of $350 against issuance of a convertible debenture and warrants to purchase 79,666 ordinary shares.

The Initial Alpha CLA Transaction debenture has a six-month term from issuance and bear interest at 10% per annum. The Initial Alpha CLA Transaction debenture is convertible into the ordinary shares at a conversion price equal to 80% of the public offering price per share in the Company’s initial public offering on Nasdaq in June 2021. Initial Alpha CLA Transaction warrants have an exercise price per share equal to the per share price of the Company’s ordinary shares in the Nasdaq IPO in June, and have a five-year term.

In addition, Alpha was also provided a right to purchase an additional $150 of a convertible debenture and warrants on the same terms as in the Initial Alpha CLA transaction (the “Subsequent Alpha CLA Transaction”). On February 17, 2021 Alpha exercised the foregoing right to invest $150 against issuance of additional convertible debentures and warrants to purchase 34,142 ordinary shares (the “Second CLA Transaction”). As of June 30, 2021, these convertible debentures amounted to $588, and the warrants amounted to $136. As of June 21, 2021, the debentures issued pursuant to the Initial Alpha CLA Transaction matured, and as of August 21, 2021, the debentures issued pursuant to the Subsequent Alpha CLA Transaction matured. To date, the Company has not repaid the foregoing debentures, and is discussing with Alpha the terms of repayment, and/or conversion.

In case of cash consideration, the Company will pay Alpha $350 plus interest of 10% per annum in respect of the Initial Alpha CLA Transaction and $150 plus interest of 10% per annum in respect of the Subsequent Alpha CLA Transaction.

The convertible debentures, as well as the warrants and the right to purchase additional convertible debentures were classified as a derivative financial liability (see measurement method in note 6). The fair value of the Initial CLA Transaction  is based on the assumption of converting into Units (shares and warrants).

B. Change in authorized share capital and reverse stock split:

On March 17, 2021, the Company gave public notice of an extraordinary general shareholders meeting to approve a reverse stock split, such that:

All ordinary shares (issued and unissued) be consolidated on the basis that every five ordinary shares of par value $0.018 will be consolidated into one ordinary share of par value $0.09, such that the authorized ordinary share capital of the Company following such consolidation is $180,000 divided into 2,000,000,000 ordinary shares of a par value of $0.09 each.

The reverse stock split and the amendments to the Company’s authorized share capital entered into effect on March 25, 2021 (which is the date of the above referenced extraordinary general shareholders meeting).

All shares, per share information and notes thereto have been retroactively adjusted for the reverse stock split as if such split occurred on the first day of the first period presented.

G Medical Innovations Holdings Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of USD, except per share amounts)

NOTE 3 – SIGNIFICANT EVENTS AND TRANSACTIONS IN THE PERIOD (CONT.):

C. CLA Transactions (Jonathan B. Rubini):

On April 7, 2021, the Company entered into a transaction, whereby the Company entered into a securities purchase agreement, with Jonathan B. Rubini, pursuant to which the Company obtained a convertible loan in an aggregate amount of $600, against issuance of a convertible debenture, and warrants to purchase 136,571 ordinary shares at the same terms as the Initial Alpha CLA Transactions. As of June 30, 2021, this convertible debenture amounted to $743, and the warrants amounted to $169. The foregoing convertible debenture, as well as the warrants and the right to purchase additional convertible debentures were classified as a derivative financial liability (see measurement method in note 6).

D. World event - Coronavirus (COVID 19):

The global pandemic resulting from the disease known as COVID-19, caused by a novel strain of coronavirus, SARS-CoV-2, has caused national and global economic and financial market disruptions and may adversely impact our business. Although the Company did see an increase in revenue for the six months ended June 30, 2021 due to the to the impact of lifting of social restrictions related to COVID-19 pandemic, which led to patients returning to their doctors for medical tests. The Company cannot predict the duration or magnitude of the pandemic or the full impact that it may have on the Company’s operations and workforce, including the Company’s research and clinical trials and its ability to raise capital, which in turn could have an adverse impact on the Company’s business, financial condition and results of operation.

In April 2020, under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) in the United States, the Company’s U.S. subsidiary signed an agreement with the U.S. Small Business Administration (“SBA”) to receive a loan according to the Paycheck Protection Program (“PPP”) in the amount of approximately $900 from Bank of America. According to the terms of the PPP loan, the payments will be deferred for six months from the funding date and no collateral or personal guarantees are required. The PPP loan has a maturity of two years and bears an interest rate of 1%. A borrower can apply for forgiveness once all loan proceeds for which the borrower is requesting forgiveness have been used. The Company applied for forgiveness for the PPP Loan.

The PPP loan was accounted for as a deduction from wage expenses in 2020 and not as a loan liability since all conditions for waiver were met as of December 31, 2020.

On April 3, 2021, the Company received approval for full forgiveness from the SBA and the loan was fully paid from SBA to Bank of America.

E. Nasdaq IPO:

On June 29, 2021, the Company closed its initial public offering of 3,000,000 units. (See Note 1 and Note 5).

NOTE 4 - RELATED PARTIES AND SHAREHOLDERS:

During the six-month period ended June 30, 2021, the Company issued to the Company’s CEO, Dr. Yacov Geva, In addition to his ordinary salary, 1,055,555 ordinary shares and paid a bonus in the amount of $240 in consideration of his service to the Company and subject to the consummation of the June 2021 initial public offering.

G Medical Innovations Holdings Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of USD, except per share amounts)

NOTE 5 - SHAREHOLDERS’ EQUITY (DEFICIT):

The ordinary shares in the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if and when declared.

	Number of shares
	June 30, 2021		December 31, 2020
	Unaudited
	Authorized	Issued and outstanding	Authorized		Issued and outstanding
Ordinary shares of $0.09 par value	2,000,000,000	13,464,746	2,000,000,000	*	9,103,924	*
Warrants**	3,450,000	3,450,000	-		-

(*)	After giving effect to the reverse stock split of 18:1 on October 29, 2020 and reverse stock split of 5:1 on March 25, 2021 (see below).

(**)	the Warrants will be exercisable at a price equal to $6.25 per share and for a period of five years, starting from June 2021.

On October 29, 2020, the Company shareholders approved, a one-for-18 consolidation (hereinafter referred to as the reverse stock split of 18:1) of the Company’s ordinary shares pursuant to which holders of the ordinary shares received one ordinary share for every 18 ordinary share held. In addition, on March 25, 2021, the Company’s shareholders approved, a one-for-5 consolidation (hereinafter referred to as a reverse stock split of 5:1) of the Company’s ordinary shares pursuant to which holders of the Company’s ordinary shares received one ordinary share for every 5 ordinary share held.

On June 29, 2021, the Company closed its initial public offering of 3,000,000 units. Each unit consisted of one Ordinary Shares and one warrant to purchase one ordinary share at a price to the public of $5 per unit. The gross proceeds to the Company from the initial public offering were $15,000 before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The total issue expenses were in the amount of $2,150 whereas only the costs attributable to the offer of new shares are deducted from equity.

The Company also granted an option to the underwriter to purchase up to 450,000 additional ordinary shares and/or warrants at the public offering price less the underwriting discount. The underwriters exercise the option to purchase 450,000 warrants.

The Warrant were immediately exercisable on the date of issuance at an exercise price of $6.25 per ordinary share (125% of the public offering price per Unit) and will expire four years from the date of issuance.

In addition, and upon the consummation of the Company’s initial public offering, the Company issued 305,267 ordinary shares upon the conversion of approximately $1,200 of outstanding debt (part of the Company short- and long-term loans) associated with the Company’s acquisition of CardioStaff in November 2017, which was calculated based upon 80% of the public offering price of $5 per unit in the initial public offering.

The Company issued 1,055,555 ordinary shares at par value of $0.09 to the Company’s CEO, Dr. Yacov Geva, as part of a bonus for completing the Company’s initial public offering.

G Medical Innovations Holdings Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of USD, except per share amounts)

NOTE 6 - FAIR VALUE MEASUREMENT:

The following table sets out the Company’s liabilities that are measured at fair value in the financial statements:

	Fair value measurements using input type
	June 30, 2021 (Unaudited)
	Level 1	Level 2	Level 3	Total

Derivative liability - warrants			(343)	(343)
Convertible debentures			(1,331)	(1,331)

	Fair value measurements using input type
	December 31, 2020
	Level 1	Level 2	Level 3	Total

Derivative liability - warrants	-	-	(359)	(359)
Convertible debenture	-	-	(194)	(194)

As of June 30, 2021, the fair value measurement of the warrant’s securities in the table above, was estimated using the Black Scholes model, based on a variety of significant unobservable inputs and thus represent a level 3 measurement within the fair value hierarchy. The measurement of the convertible debentures in the table above, was estimated as follows:

1.	Alpha Capital convertible debentures were estimated under the assumption of converting to shares according to the fair value of the shares.

2.	Jonathan B. Rubini convertible debenture which conversion date is October 2021 were estimated using a Monte Carlo simulation analysis, based on a variety of significant unobservable inputs a thus represent a level 3 measurement within the fair value hierarchy.

The key inputs that were used in the convertible debenture and warrants valuation were: risk-free interest rate – 0.88%, expected volatility - 50 % and AUD/USD exchange rate - 0.75

As of December 31, 2020, the fair value measurement of the convertible debenture and the warrant’s securities in the table above, was estimated using a Monte Carlo simulation analysis, based on a variety of significant unobservable inputs a thus represent a level 3 measurement within the fair value hierarchy.

The key inputs that were used in warrants and the convertible securities were: the risk-free interest rate- 0.12%, the expected volatility-100% and the AUD/USD exchange rate -0.7724.

G Medical Innovations Holdings Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of USD, except per share amounts)

NOTE 6 - FAIR VALUE MEASUREMENT (CONT.):

The following tables describes the change in the Company’s liabilities that are measured at level 3 in the financial statements:

Derivative liability
Derivative liability - warrants as of December 31, 2020	(359)
Issuance of financial instruments	(407)
Change in fair value	423
Derivative liability - warrants as of June 30, 2021	(343)

Convertible debenture
Convertible debenture as of December 31, 2020	(194)
issuance of convertible debenture	(343)
Gain due to change in fair value of convertible debenture	(794)
Convertible debenture as of June 30, 2021	(1,331)

NOTE 7 - REVENUE:

For the six months ended June 30, 2020 and June 30, 2021 total revenues consist primarily of monitoring patient services (approximately 98.6% and 98.3% respectively) which were generated in the U.S.

G Medical Innovations Holdings Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of USD, except per share amounts)

NOTE 8 - SEGMENT REPORTING:

The Company accounts for its segment information in accordance with IFRS 8 “Segment Reporting” which establishes annual and interim reporting standards for operating segments of a Company based on the Company’s internal accounting methods. Operating segments are based upon its internal organization structure, the manner in which our operations are managed and the availability of separate financial information. The Company has two operating segments: Products segment and Patient services segment.

Products:

Development, manufacture and marketing of trans-telephonic and wireless diagnostic equipment for the medical industry and consumer market. Mobile medical device platform designed for self-testing of vital signs for the consumer market.

Patient Services:

Cardiac monitoring services of MCT, Event, Holter and Extended Holter.

Summarized financial information by segment, based on the Company’s internal financial reporting system utilized by the Company’s chief operating decision makers, follows:

For the six-months period ended June 30, 2021:

	Products:	Patient Services:	Total:
	Unaudited
Revenues from external customers	50	2,875	2,925
Segment loss	1,528	883	2,411
Unallocated general and administrative expenses			1,862
Finance expenses, net			503
Loss before taxes on income			4,776

For the six-months period ended June 30, 2020:

	Products:	Patient Services:	Total:
	Unaudited
Revenues from external customers	29	1,981	2,010
Segment loss	1,739	1,828	3,567
Unallocated general and administrative expenses			1,067
Finance expenses, net			356
Loss before taxes on income			4,990

NOTE 9 - SUBSEQUENT EVENTS:

Options granted to directors and management

On September 5, 2021, the Board of the Company approved to issue Options to the directors and to the management a total of 900,000 Options that will become vested and exercisable over a period of three years, with exercise price per Option of US$ 3.27.